Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation in the Registration Statements on Form S-1 of our audit report dated March 31, 2017, with respect to the balance sheets of Chess Supersite Corporation as of December 31, 2016 and December 31, 2015, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, appearing on the Annual Report on Form 10-K for the year ended December 31, 2016. Our report dated March 31, 2017, relating to those financial statements, includes an emphasis of matter paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading Experts” in such Registration Statement

/s/ Fruci & Associates II, PLLC

Spokane, WA

June 7, 2017